CONSENT OF WOOD CANADA LIMITED

The undersigned hereby consents to the use of their report: Côté Gold Project, Ontario NI 43-101 Technical Report on Feasibility Study, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2020, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Greg Gosson

_________________________
By: Greg Gosson

Authorized Signor

WOOD CANADA LIMITED

Dated: February 17, 2021